FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2007
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed first quarter results ended December 2006, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed
December 21, 2005 and December 15, 2004 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results ended
December 2006
Form S-8 version
1st

* for the quarter ended December 2006
** as at 31 December 2006
† Rest of World
Sales by product group *
Sales: where the product is manufactured *
Sales: where the product is sold *
Geographic ownership **
■
Coated fine paper
65%
■
Uncoated fine paper
4%
■
Coated specialities
8%
■
Packaging and newsprint
7%
■
Pulp
14%
■
Other
2%
■
North America
30%
■
Europe
43%
■
Southern Africa
14%
■
Asia and other
13%
■
South African
60%
■
North America
30%
■
Europe and ROW †
10%
■
North America
30%
■
Europe
46%
■
Southern Africa
24%
Sappi is the world’s leading
producer of coated fine paper

●
EPS 13 US cents
●
Demand for coated fine paper firm
●
Coated paper prices do not reflect high operating rates
●
Prices boost Forest Products performance
●
Input cost pressure abates, except in Europe
financial highlights
Quarter
ended
Dec
Sept Dec
2006
2006 2005
Sales (US$ million)
1,267
1,296           1,175
Operating profit (US$ million)
92
51 49
Operating profit to sales (%)
7.3
3.9 4.2
EBITDA ** (US$ million) *
187
151 146
EPS (US cents)
13
18 –
* Refer to note 1 of the Supplemental Information for the reconciliation of these numbers.
** The EBITDA calculation has been amended. Refer to note 2 additional information in Supplemental Information for the effects of the change.
summary

The group operating result improved in the quarter compared to the prior quarter and the equivalent quarter last year. The Forest Products business, supported by strong pulp prices and a slightly weaker currency, generated most of the operating profit. The Fine Paper business, while profitable, has not yet achieved acceptable margins and returns.
Demand for coated fine paper globally was firm in the quarter; however, apparent consumption growth in
Europe and North America was lower than in recent periods.
Raw material input costs remain high. There has been some moderation in North America and Southern
Africa but upward pressure continues in Europe.
Coated fine paper prices in Europe have drifted downwards for the last 5 years and despite concerted reductions in our operating costs, the combination of higher prices for our inputs and lower selling prices has depressed margins. To counteract this we implemented a price increase on stock orders in Europe in
December and continue to implement increases on all other graphic paper business in January.
Group sales were approximately US$1.3 billion for the quarter, an increase of 7.8% compared to a year ago as a result of a 3% increase in sales of pulp and paper, improved pricing and currency movement which resulted in an increase in the European business’ sales when reported in US Dollars.
The operating profit for the quarter increased to US$92 million, largely as a result of the contribution of the
Forest Products business. The plantation fair value price adjustment for the quarter was a pre-tax gain of
US$29 million compared to US$10 million a year ago.
Finance costs for the quarter were US$37 million, which was at the same level as the prior quarter but up
US$10 million year on year as a result of higher interest paid (higher debt and floating rates) and the change in fair value of financial instruments.
The high effective tax rate is a result of unrelieved tax losses in certain countries; in addition taxation for the quarter included Secondary Tax on Companies of US$8.5 million which relates to the dividend declared during the quarter.
The profit after tax for the quarter was US$30 million compared to a break-even in the equivalent quarter last year. Earnings per share were 13 US cents for the quarter.
comment

cash flow
Cash generated by operations was US$152 million for the quarter, approximately 25% up on a year ago.
We recorded a US$39 million increase in working capital which was significantly less than the US$80 million increase last year.
Capital expenditure increased to US$138 million for the quarter. We had a number of upfront payments in respect of the Saiccor expansion in the quarter. We aim to manage capital expenditure over the full year to avoid a material increase in debt over the year.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005 % Sept 2006
US$ million
US$ million change US$ million
Sales
1,044
943 10.7 1,029
Operating profit (loss)
16
15 6.7 (40)
Operating profit (loss) to sales (%)
1.5
1.6 – (3.9)
Each of the Fine Paper businesses generated operating profits during the quarter; however, the returns are still far from acceptable. Our focus is on reducing unit costs and achieving appropriate price increases.

Europe
Quarter
Quarter
ended
ended % %
Dec 2006
Dec 2005 change change Sept 2006
US$ million
US$ million (US$) (Euro) US$ million
Sales
587
520 12.9 4.1 569
Operating profit
13
14 (7.1) (14.4) (48)
Operating profit to sales (%)
2.2
2.7 – – (8.4)
Our sales volume for the quarter grew approximately 6% year on year. The average price achieved in Euro terms was only marginally up on the prior quarter despite the December stock price increase as a result of product and geographic mix. The Euro strengthened 8.5% relative to the equivalent period last year.
The upward pressure on many of our input costs has continued in the quarter. In particular pulpwood costs have continued to rise sharply as a result of demand for wood for use as subsidised “green” fuel.
Higher prices for purchased pulp had an impact of US$7 million on operating profit for the quarter compared to the equivalent quarter last year. (This is a regional impact as the group as a whole is a net seller of pulp.)
North America
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005 % Sept 2006
US$ million
US$ million change US$ million
Sales
374
345 8.4 373
Operating profit
2
1 100 7
Operating profit to sales (%)
0.5
0.3 – 1.9
The volume of paper sold increased by approximately 5% for the quarter. In addition we achieved strong growth in pulp sales compared to a year ago, resulting in an overall increase of 8%.
Market conditions remain very competitive with continued pressure on prices. Average prices achieved were marginally up compared to a year earlier.
Although input costs remain high, we have achieved reductions in wood, energy and certain other input costs.
operating review for the quarter (continued)

Fine Paper South Africa
Quarter
Quarter
ended
ended % %
Dec 2006
Dec 2005 change change Sept 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
83
78 6.4 20.4 87
Operating profit
1
– – – 1
Operating profit to sales (%)
1.2
– – – 1.1
The business had strong demand for its products and sales volumes for the quarter increased 10% year on year. Average prices achieved in Rand terms have increased over the last year partly due to the weaker
Rand.
Margins remain under pressure as a result of high input costs, particularly purchased pulp.
Forest Products
Quarter
Quarter
ended
ended % %
Dec 2006
Dec 2005 change change Sept 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
223
232 (3.9) 8.8 267
Operating profit
78
37 110.8 138.7 85
Operating profit to sales (%)
35.0
15.9 – – 31.8
Plantation fair value gain (loss)
29
10 – – (10)
The forest products business had a strong performance despite the lower sales volume compared to the equivalent quarter last year. Part of the shortfall in volume is the result of timing of export shipments relative to the period end and lower sales by the Kraft business. We expect to catch up some volume in the next quarter. The strong pulp prices and weaker currency contributed to the operating profit. Operating profit also included US$29 million of plantation fair value price adjustment compared to US$10 million a year ago.
The manufacturing performance of the Kraft business has improved and has considerable scope for further gains. Usutu Mill continued to perform well during the quarter.
Demand for chemical cellulose remains strong and Saiccor continues to perform well. Good progress has been made on the expansion at Saiccor Mill; however, there has been pressure on civil construction costs because of high demand in the South African construction industry.

directors
Klaas de Kluis retired as a non-executive director of the group in December 2006 on reaching the mandatory retirement age.
outlook
The industry continues to record high global operating rates for coated fine paper. The combination of strong expected consumption growth, capacity closures and limited new capacity additions indicate that operating rates should remain high.
We have implemented price increases in Europe which are essential to restore margins after 5 years of declining coated fine paper prices and 2 years of input cost escalations.
Pulp prices continue to be strong.
We expect earnings in the next quarter to improve compared to this quarter (excluding unpredictable fair value adjustments).
This report is unaudited.
On behalf of the Board
E van As
M R Thompson
Director
Director
1 February 2007
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284
operating review for the quarter (continued)

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

notes

conformed financial results (unaudited)
for the quarter ended December 2006
Form S-8 Version

group income statement
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
% change
Sales
1,267
1,175
7.8
Cost of sales
1,091
1,042
Gross profit
176
133
32.3
Selling, general and administrative expenses
88
83
88
50
Other operating (income) expenses
(4)
1
Operating profit
92
49
87.8
Net finance costs
37
27
Net paid
36
32
Capitalised
(1)
(1)
Net foreign exchange gains
(2)
(1)
Change in fair value of financial instruments
4
(3)
Profit before tax
55
22
150.0
Taxation – current
6
8
– deferred
19
14
Profit for the period
30
–
–
Basic earnings per share (US cents)
13
–
Weighted average number of shares in issue (millions)
227.0
225.9
Diluted earnings per share (US cents)
13
–
Weighted average number of shares on a fully diluted
basis (millions)
229.9
226.7

group balance sheet
Dec 2006
Sept 2006
US$ million
US$ million
ASSETS
Non-current assets
4,323
3,997
Property, plant and equipment
3,319
3,129
Plantations
607
520
Deferred taxation
79
74
Other non-current assets
318
274
Current assets
1,556
1,500
Inventories
764
699
Trade and other receivables
560
577
Cash and cash equivalents
232
224
Assets held for sale
21
20
Total assets
5,900
5,517
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,467
1,386
Non-current liabilities
2,528
2,465
Interest-bearing borrowings
1,625
1,634
Deferred taxation
387
336
Other non-current liabilities
516
495
Current liabilities
1,905
1,666
Interest-bearing borrowings
818
694
Bank overdraft
67
9
Other current liabilities
841
862
Taxation payable
111
101
Shareholders for dividend
68
–
Total equity and liabilities
5,900
5,517
Number of shares in issue at balance sheet date (millions)
227.7
227.0

group cash flow statement
group statement of recognised income and
expense
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
Operating profit
92
49
Depreciation, fellings and other amortisation
112
114
Other non-cash items (including impairment charges)
(52)
(41)
Cash generated by operations
152
122
Movement in working capital
(39)
(80)
Net finance costs
(46)
(45)
Taxation paid
(4)
(7)
Cash retained (utilised) from operating activities
63
(10)
Cash effects of investing activities
(155)
(74)
Cash utilised before financing activities
(92)
(84)
Cash effects of financing activities
94
94
Net movement in cash and cash equivalents
2
10
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
Pension fund asset not recognised
(2)
(1)
Valuation allowance against deferred tax asset on actuarial
losses recognised
(1)
–
Exchange differences on translation of foreign operations
113
(11)
Net expense recorded directly in equity
110
(12)
Profit for the period
30
–
Recognised income (expense) for the period
140
(12)

notes to the group results
1. Basis of preparation
The condensed quarterly financial statements have been prepared in accordance with International Financial
Reporting Standards (IFRS) including International Accounting Standard (IAS) 34 Interim Financial Reporting.
The accounting policies used in the preparation of the quarterly results are compliant with IFRS and consistent with those used in the annual financial statements for September 2006. A recent accounting interpretation IFRIC 4: Determining whether an arrangement contains a lease, is still being evaluated. No changes to previous disclosures on application of this interpretation have been made. At this stage it is not envisaged that the impact of any adjustment required will be material to the results of operations.
These results are unaudited.
2. Reconciliation of movement in shareholders’ equity
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
Balance – beginning of year
1,386
1,589
Total recognised income (expense) for the period
140
(12)
Dividends declared
(68)
(68)
Transfers to participants of the share purchase trust
7
1
Share Based Payment Reserve
2
2
Balance – end of period
1,467
1,512
3. Operating profit
Included in operating profit are the following non-cash items:
Depreciation of property, plant and equipment
95
97
95
97
Fair value adjustment on plantations (included in cost of sales)
Changes in volume
Fellings
17
17
Growth
(17)
(14)
–
3
Changes in fair value
(29)
(10)
(29)
(7)

notes to the group results (continued)
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
4.
Capital expenditure
Property, plant and equipment
138
72
Dec 2006
Sept 2006
US$ million
US$ million
5.
Capital commitments
Contracted but not provided
201
294
Approved but not contracted
340
255
541
549
6.
Contingent liabilities
Guarantees and suretyships
61
52
Other contingent liabilities
11
11

supplemental information
additional information
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million
1. Profit for the period to EBITDA
(1)
reconciliation
Profit for the period
30
-
Net finance costs
37
27
Taxation – current
6
8
– deferred
19
14
Depreciation
95
97
EBITDA
(1) (2)
187
146
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS or US GAAP.
(2)
The EBITDA calculation has been amended to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows:
December 2005 quarter: decrease by US$17 million; September 2006 quarter: decrease by US$19 million.
2. Calculation of Headline earnings *
Profit for the period
30
-
Write-off of assets
–
1
Impairment of property, plant and equipment
–
1
Headline earnings
30
2
Headline earnings per share
Headline earnings per share (US cents) *
13
1
Weighted average number of shares in issue (millions)
227.0
225.9
Diluted headline earnings per share (US cents) *
13
1
Weighted average number of shares on fully diluted basis (millions)
229.9
226.7
*
Headline earnings disclosure is a listings requirement by the JSE Limited.

supplemental information
3. Exchange rates
Dec
Sept June March Dec
2006
2006 2006 2006 2005
Exchange rates:
Period end rate: US$ 1 = ZAR
7.0076
7.7738 7.1700 6.1655 6.3275
Average rate for the Quarter: US$ 1 = ZAR
7.3358
7.2475 6.4658 6.1858 6.4795
Average rate for the YTD: US$ 1 = ZAR
7.3358
6.6039 6.4031 6.3334 6.4795
Period end rate: EUR 1 = US$
1.3199
1.2672 1.2789 1.2119 1.1843
Average rate for the Quarter: EUR 1 = US$
1.2926
1.2744 1.2570 1.1983 1.1915
Average rate for the YTD: EUR 1 = US$
1.2926
1.2315 1.2191 1.1964 1.1915
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information
regional information
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
Metric tons
Metric tons
(000’s)
(000’s) % change
Sales volumes
Fine Paper – North America
372
344 8.1
Europe
635
602 5.5
Southern Africa
87
79 10.1
Total
1,094
1,025 6.7
Forest Products – Pulp and paper operations
331
355 (6.8)
Forestry operations
271
376 (27.9)
Total
1,696
1,756 (3.4)
Quarter
Quarter
ended
ended
Dec 2006
Dec 2005
US$ million
US$ million % change
Sales
Fine Paper – North America
374
345 8.4
Europe
587
520 12.9
Southern Africa
83
78 6.4
Total
1,044
943 10.7
Forest Products – Pulp and paper operations
207
212 (2.4)
Forestry operations
16
20 (20.0)
Total
1,267
1,175 7.8
Operating profit
Fine Paper – North America
2
1 100.0
Europe
13
14 (7.1)
Southern Africa
1
- -
Total
16
15 6.7
Forest Products
78
37 110.8
Corporate
(2)
(3) -
Total
92
49 87.8

sappi ordinary shares
ADR price (NYSE TICKER: SPP)
n o t e : ( 1  A D R  =  1  s a p p i  s h a r e )
US$
18
16
14
12
10
8
6
4
2
0
ZAR
140
120
100
80
60
40
20
0
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
29 Jan
2007
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
29 Jan
2007

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Sappi Avalon Triple Green 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2007
SAPPI LIMITED,
by : /s/ M. R. Thompson
Title:
Chief Financial Officer
Name: M. R. Thompson